CI Financial

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com

09046591

SUPPL

SEC
Mail Processing
Section

JUL 10 2009

Washington, DC
100

July 2, 2009

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs: CI Fund Management Inc.

Re: ~~CI Financial~~ Corp. (the "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

dw 7/21

j:\ci\cix\letters\sec-ltr-jul09.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial's assets grow $4.4 billion in May

TORONTO (June 1, 2009) – CI Financial Corp. ("CI") today reported gross sales of $649 million and net sales of $136 million in May. Assets under management increased by $3.0 billion or 5.3% over the month to $58.8 billion at May 31, 2009. Total fee-earning assets were $86.1 billion, an increase of $4.4 billion or 5.4%.

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail net sales of $149 million in long-term funds and net redemptions of $13 million in money market funds in May.

"With the decisive rally in the markets starting in March, the confidence of retail investors is strengthening," said Stephen A. MacPhail, CI President. "CI's gross sales for the month were up 13% over April levels, while net sales increased 130%."

Meanwhile, CI's assets under management have grown by $10.1 billion or 20.8% since the low for the year-to-date on March 9.

Assets under management at May 31, 2009, consisted of investment funds at CI Investments and United Financial of $54.4 billion, institutional assets of $3.9 billion and structured product assets of $458 million. CI also reported assets under administration of $26.5 billion, which consisted of $19.4 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $7.1 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $786 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI Financial **News Release**

CI FINANCIAL CORP. May 31, 2009 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$574	$425	$149
Short-term funds	$75	$88	-$13
TOTAL RETAIL FUNDS	$649	$513	$136

FEE-EARNING ASSETS	April 30/09 (millions)	May 31/09 (millions)	% Change
Retail managed funds	$51,728	$54,422	5.2%
Structured products	439	458	4.3%
TOTAL retail assets under management	$52,167	$54,880	5.2%
Institutional managed assets	3,673	3,918	6.7%
TOTAL assets under management	$55,840	$58,798	5.3%
Assante assets under administration*	18,467	19,446	5.3%
Blackmont assets under administration	6,566	7,103	8.2%
TOTAL assets under administration	$25,033	$26,549	6.1%
CI other fee-earning assets	834	786	-5.8%
TOTAL FEE-EARNING ASSETS	$81,707	$86,133	5.4%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	April 30/09 (millions)	May 31/09 (millions)	% Change
Monthly average retail assets	$51,480	$53,998	4.9%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	March 31/09 (millions)	May 31/09 (millions)	% Change
Quarterly average retail assets	$48,681	$52,759	8.4%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	December 31/08 (millions)	May 31/09 (millions)	% Change
Fiscal year average retail assets	$60,208	$50,328	-16.4%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
Total outstanding shares	292,507,954	Bank debt	$881
QTD weighted avg. shares	292,493,649	Cash and marketable securities	(49)
Yield at $18.00	3.3%	Net debt outstanding	$832
In-the-money options	5,988,503	In-the-money option liability (net of tax)	$13
Percentage of all options	83%	Terminal redemption value of funds	$795
All options % of shares	2.5%	Quarter-to-date equity-based compensation**	$6

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($13.99) to May 31, 2009 ($18.00).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	49%	**Asia**	4%
United States	22%	**Other**	3%
Europe	9%	**Cash**	13%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Investments®

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending June 30, 2009

Toronto, June 3, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending June 30, 2009 of $0.04167 per Priority Equity Share payable on June 30, 2009 to unitholders of record as at June 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\june\rel-cxc.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Big Three STAR LP Announces Distribution for Month Ending May 31, 2009

Toronto, June 11, 2009 – Skylon Big Three STAR LP (the "Partnership") announced today a distribution for the month ending May 31, 2009 of $0.37466 per Unit payable on June 12, 2009 to unitholders of record as at June 11, 2009.

The Partnership's objective is to provide shareholders with the opportunity for attractive after-tax returns by virtue of the Partnership's investment during the Investment Period in the Selected Bank Stocks while limiting the impact of possible declines in the market prices of the Selected Bank Stocks.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending June 30, 2009

Toronto, June 16, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending June 30, 2009 payable on July 15, 2009 to unitholders of record as at June 30, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, June 16, 2009 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending June 30, 2009 of $0.375 per unit payable on July 15, 2009 to unitholders of record as at June 30, 2009.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374